AB 3/24

*KA 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 65369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EK Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5300
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Louch 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Aaron Louch of, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley ~~& Company~~ Investments, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY ANN FERRY NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 10-10-11

Aaron Louch
Signature

CFO
Title

Kimberly Ann Ferry
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. K. RILEY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

Report of Independent Registered
Public Accounting Firm
and Statement of Financial Condition

December 31, 2010

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of E. K. Riley Investments, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 28, 2011

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
Cash	$ 167,458
Receivable from clearing organization	3,467,716
Other receivables	40,688
Securities owned, at fair value	13,522,288
Prepaid expenses	148,675
Deposits with clearing organization and others	267,893
Property and equipment, net	385,428
	$ 18,000,146
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 6,499,937
Securities sold, not yet purchased, at fair value	7,289,671
Accounts payable and accrued liabilities	993,393
	14,783,001
COMMITMENTS (Note 5)	
MEMBER'S EQUITY	3,217,145
	$ 18,000,146

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm with offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for the year ended December 31, 2010.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2010 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2010.

The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements topic of the FASB ASC. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. Changes in the fair value of these securities are reflected currently in the results of operations for the year.

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as agent and principal. The Company earns a commission on agency trades. Securities transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Changes in the value of these securities are reflected currently in the results of operations.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax return, provisions for which are included in the operating expenses of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of a tax return.

Stock Compensation - Employees of the Company are granted options to purchase stock of the Parent through participation in the Parent's 2007 Combined Incentive and Nonqualified Stock Option Plan (the Plan). Stock options are granted with an exercise price equal to the book value of the Parent's stock on the day of grant and are fully vested at the grant date.

The Parent has set up its shareholder agreement so that the transferability of shares is limited. Because this agreement contains a repurchase feature which makes it probable the Parent would prevent the holder of the option from bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the share is issued, stock option awards under the Plan are classified as a liability of the Parent. The repurchase feature is not a right or a direct or indirect obligation of the Company, and no liability is recorded by the Company in connection with share based payments granted to employees of the Company within the scope of the Plan.

The Parent made the policy decision to measure liabilities incurred under share-based payment arrangements at intrinsic value. The Parent remeasures its liabilities under share-based payment arrangements at each reporting date until the date of settlement.

Compensation expense is recorded by the Company at an amount equal to the measurement of the liability by the Parent in connection with share-based payments granted to employees of the Company within the scope of the Plan. Any amount not paid by the Company to the Parent in exchange for the award is recorded as a contribution to member's equity in the separate financial statements of the Company.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were issued.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates - In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in two financial institutions located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced significant losses from the clearing organization and believes it is not exposed to a significant risk of loss.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing broker in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2010:

Computer software	$ 130,454
Computers and equipment	503,953
Furniture and fixtures	191,165
Leasehold improvements	23,153
	848,725
Less accumulated depreciation and amortization	463,297
	$ 385,428

Note 4 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2010
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 1,459,506	$ -	$ 1,459,506
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	6,801,297	-	6,801,297
Corporate debt securities	-	2,714,820	-	2,714,820
Debt securities issued by states of the United States and political subdivisions of the states	-	2,546,665	-	2,546,665
Securities owned	$ -	$ 13,522,288	$ -	$ 13,522,288
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (6,767,063)	$ -	$ (6,767,063)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	(13,566)	-	(13,566)
Corporate debt securities	-	(509,042)	-	(509,042)
Securities sold, not yet purchased	$ -	$ (7,289,671)	$ -	$ (7,289,671)

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in 2011 and for a sales office in Olympia under the terms of a non-cancelable operating lease agreement that expires in 2015. Future minimum payments under these agreements are as follows:

Fiscal Year Ending	Payments
2011	$ 273,682
2012	32,675
2013	32,838
2014	33,823
2015	28,887
	$ 401,905

Rental expense amounted to $432,459 for 2010.

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. Either party may terminate the Agreement upon 30 days' written notice.

Note 6 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company did not contribute to this plan for the year ended December 31, 2010.

Note 7 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2010.

Note 7 - Net Capital Requirement (Continued)

The following are the net capital results for the year ended December 31, 2010:

Net capital	$ 1,605,833
Excess net capital	$ 1,355,833
Percentage of aggregate indebtedness to net capital	62%

E. K. RILEY INVESTMENTS, LLC

(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Required by SEC Rule 17a-5

December 31, 2010

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member
E. K. Riley Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by E. K. Riley Investments, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 28, 2011

E. K. RILEY INVESTMENTS, LLC

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2010 TO DECEMBER 31, 2010

Date Paid	Amount Paid
July 27, 2010	$ 14,591
February 23, 2011	14,783
	$ 29,374